SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2016
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MANUAL FOR PARTICIPATION
IN GENERAL MEETINGS

193rd Extraordinary General Meeting

December 22, 2016

TABLE OF CONTENTS

I.	Message from the Chairman of the Board of Directors	3

II.	Guidance for Participation in the General Shareholders’ Meeting	4
	Attending Shareholder	4
	Shareholder Represented by Proxy	4
	Holders of ADRs	4

III.	Call Notice	5

IV.	Information on the matters to be examined and discussed at the 193rd Extraordinary General Meeting	6

	1. Analysis, discussion and voting on the Board of Executive Officers’ proposal to increase the capital stock of the Company	6

	2. Analysis, discussion and voting on the proposal for alteration of the Company’s Bylaws	8

	3. Fulfillment of vacancies in the Company’s Board of Directors	10

Enclosures (Anexos - only in Portuguese)

Enclosure I –	INFORMATION ABOUT THE BOARD OF OFFICERS’ PROPOSAL TO INCREASE THE COMPANY’S CAPITAL STOCK, AS PRESENTED IN ENCLOSURE 14 OF CVM’s RULE NO. 481/09

Enclosure –II a.	THE COMPANY’S BYLAWS HIGHLIGHTING THE ALTERATION PROPOSALS, IN COMPLIANCE WITH ARTICLE 11 OF CVM’s RULE NO. 481/09

II b –	THE COMPANY’S BYLAWS ALTERATION PROPOSALS WITH DESCRIPTION OF THE CURRENT ARTICLES AND THE NEW PROPOSED ARTICLES AND THE DUE JUSTIFICATIONS FOR THE ALTERATIONS, IN COMPLIANCE WITH ARTICLE 11 OF CVM’s RULE NO. 481/09

Enclosure III –	ITEMS 12.5 TO 12.10 OF CVM’s REFERENCE FORM (IN COMPLIANCE WITH ITEM 10 OF CVM’s RULE NO. 481/09)

Manual for participation in General Meetings

I.       Message from the Chairman of the Board of Directors

Dear Shareholder:

It is with immense pleasure that I present to you this Manual for Participation in the General Shareholders’ Meeting of the Companhia Paranaense de Energia - Copel, with general guidance for an effective participation and exercise of the vote.

This manual has been prepared based on Copel's Corporate Governance policy, which is founded on transparency and equity.

The manual aims to present, in a clear and brief way, the information related to the Company’s General Shareholders’ Meeting, seeking thereby to contribute for the understanding of the proposals for resolution and to encourage the participation of shareholders in the events of the annual corporate agenda of the Company.

Copel’s 193rd Extraordinary General Meeting was called for December 22, 2016, at 2:30 p.m., at the Company’s headquarters located at Rua Coronel Dulcídio nº 800, in the city of Curitiba.

The matters to be presented in the Extraordinary General Meeting for resolution of shareholders are described in the Call Notice and in this manual as well as the types of shares granting the right to vote on the item of the agenda. Given the current number of Company shareholders, this manual seeks to encourage and enable participation in the General Meeting.

Your participation is very important, considering that issues relevant to the Company and its shareholders are dealt with in the General Shareholders’ Meetings.

Sincerely,

Fernando Xavier Ferreira

Chairman of the Board of Directors

II.       Guidance for Participation in the General Shareholders’ Meeting

Copel’s shareholders may take part in the General Meeting by attending the meeting at the Company’s headquarters and voting, or by appointing a proxy to represent them, as described below.

Attending Shareholder

The shareholder wishing to take part in the General Meeting shall arrive a few minutes before the time indicated in the Call Notice and bear the following documents:

•       Identity card (RG), Alien’s Identity Card (RNE), Brazilian Driver’s License (CNH) or an accreditation card issued by an official professional organization; and

•       Proof as Company shareholder issued by a depositary financial institution or a custodian agent or through the shareholding position issued by Copel.

Shareholder Represented by Proxy

The shareholder who is not able to attend the meeting and wishes to take part in the General Meeting may appoint a proxy with powers to represent him/her.

Pursuant to Article 126, paragraph 1, of the Brazilian Corporation Law no. 6,404, as of December 15, 1976, the proxy shall be a shareholder, lawyer or manager of the Company or of a financial institution/investment fund. The proxy shall have been appointed not more than one year before the date of the General Meeting.

The documents required are the following:

•       Power of attorney with special powers for representation at Copel’s General Meeting, bearing a notarized signature of the grantee (shareholder);

•       Bylaws or Article of Incorporation and instrument of election/appointment of the managers in the event of the grantee being a legal entity; and

•       Proof of ownership of the shares issued by the Company, conferred by the depositary financial institution and/or custodian.

Note: the documents mentioned in the second item above shall be forwarded to Copel’s headquarters, Diretoria de Finanças e de Relações com Investidores, Departamento de Acionistas e Custódia, at Rua Coronel Dulcício nº 800 - 3rd floor, preferably 48 hours prior to the Meeting.

Holders of ADRs

The financial depositary institution of American Depositary Receipts (ADRs) in the United States, The Bank of New York Mellon, will send the powers of attorney to the holders of ADRs, so that they exercise their voting right at the General Meeting.

The participation shall take place through Banco Itaú, representative of The Bank of New York Mellon in Brazil.

Should there be any doubt concerning the General Meeting procedures and deadlines, please contact the Shareholders and Custody Department (Departamento de Acionistas e Custódia) at the telephone number (55 41) 3331-4269 or through the e-mail address acionistas@copel.com.

III.       Call Notice

The Shareholders of Companhia Paranaense de Energia - Copel are invited to attend the Extraordinary General Meeting to be held on December 22, 2016, at 2:30 p.m. at the Company’s head office located at Rua Coronel Dulcídio nº 800, Curitiba, to decide on the following agenda:

EXTRAORDINARY GENERAL MEETING

1.   Analysis, discussion and voting on the Board of Executive Officers’ proposal to increase the capital stock of the Company in the amount of R$2,836 (two billion, eight hundred and thirty-six million reais) ─ through the payment of the total of the accrued capital reserves of the period from 2008 to 2011 and of 0.20% of the capital retention of 2012, for the purpose of internal rounding of numerical values, since such reserves have been used in the Company’s investment program in subsequent financial years, as established in paragraph I of article 196 of Law no. 6,404, as of December 15, 1976 ─, having the capital stock been increased from R$6,910 (six billion, nine hundred and ten million reais) to R$9,746 (nine billions, seven hundred and forty-six millions of reais) with due alteration of the corresponding Article 4 of the Company’s Bylaws;

2.   Analysis, discussion and voting on the proposal for alteration of Copel’s (Holding) Bylaws, as follows: a) Article 4: adequacy of its terms due to the increase of the capital stock, subject to the approval of item 1; b) Article 17: I. adjustments in the number of chief offices; II. Addition of information related to the chief responsible for the removal of chief officers; III. Reduction to two years of the chief officers’ term of office; IV. Establishment of the maximum number of consecutive reappointments of chief officers; V. Change of the name of the Chief Institutional Relations Office to Chief Legal and Institutional Relations Office; VI. Creation of the Chief Governance, Risk and Compliance Office; VII. Addition of the sole paragraph about the duties of each chief officer; c) Article 20: adjustment of the wording of § 8th related to the duties of the members of the Board of Directors of the Company’s wholly-owned subsidiaries; d) Article 21: alteration of the wording and inclusion and exclusion of clauses related to the duties of the Chief Executive Officer; e) Articles 22 to 26: excluded; f) Articles 27 to 43: renumbered, respectively, to articles 22 to 38; g) Article 44: renumbered to article 39, having it been reworded so as to include the transition rule related to the Chief Officers’ term of office; and

3.   Fulfillment of vacancies in the Company’s Board of Directors.

Notes: a) Documents referring to the matters to be discussed at the Extraordinary General Meeting, in addition to the Manual for Attendance in Meetings, are available for shareholders’ consultation at the Company’s headquarters as well as on its website (www.copel.com); b) Powers-of-attorney for the Extraordinary General Meeting shall be filed at the Company’s head office, at the Chief Financial and Investor Relations Office, at the Shareholders and Custody Department of the Chief Financial and Investors’ Relations Office, at Rua Coronel Dulcídio nº 800, 3º andar, Curitiba, at least forty-eight hours prior to the meeting, and c) as established in CVM’s Rule No. 282, as of June 26, 1998, the minimum percentage of participation in the voting capital necessary for the requirement of the multiple voting rights for the election of members of the Board of Directors is 5% (five percent).

Curitiba, November 22, 2016

Fernando Xavier Ferreira

Chairman of the Board of Directors

Publication

This Call Notice is published, pursuant to the Brazilian Corporation Law, in the Official Gazette of the State of Paraná and in the newspaper Gazeta do Povo, beggining on November 22, 23 and 24, 2016, edition, being also available on the Company’s website (www.copel.com).

IV.       Information on the matters to be examined and discussed at the 193rd Extraordinary General Meeting

Below the Company’s Management presents some clarifications related to each item for resolution at the Extraordinary General Meeting for the exercise of a conscious vote:

1.   Analysis, discussion and voting on the Board of Executive Officers’ proposal to increase the capital stock of the Company

Clarifications

In compliance with law and the Company’s Bylaws and with Copel’s present Shareholders’ Agreement, and considering that:

1.   there are non-capitalized retained earnings kept in reserves in the Company’s equity corresponding to the allocation of the net income of the 2008 to 2012 fiscal years;

2.   as established in the first paragraph of article 196 of Law no. 6,404, as of December 15, 1976, the use of the reserve of the retained earnings has been provided in the capital budget allocation previously approved in a General Meeting after being duly subjected to the analysis of internal administrative bodies;

3.   the retained earnings have been duly used by applying the own resources in the Company’s investment program;

Copel’s Chief Officers decided to submit the proposal to increase the capital stock of the Company in the amount of R$2,836 (two billion, eight hundred and thirty-six million reais) ─ through the payment of the total of the accrued capital reserves of the period from 2008 to 2011 and of 0.20% of the capital retention of 2012, for the purpose of internal rounding of numerical values ─ to the analysis, discussion and voting of the General Shareholders’ Meeting through the Board of Officers and after duly analysis of the Fiscal Council. Therefore, under these assumptions, the historical composition of such reserves is as follows:

1.      2008  – R$   567,267,856.22

2.      2009  – R$   725,652,869.22

3.      2010  – R$   760,073,990.61

4.      2011  – R$   782,026,039.21

5.      2012  – R$          979,244.74

                 R$ 2,836,000,000.00

Taking into consideration that such amounts are being used to increase the capital stock, the balance of the retained earnings reserves will temporarily be of R$2,577,571,380.61 (two billion, five hundred and seventy-seven million, five hundred and seventy-one thousand, three hundred and eighty reais and sixty-one cents), which corresponds to 99.80% of the retention of earnings of the 2012 fiscal year and 100% of the retention of earnings of the fiscal years 2013 to 2015. Following up, the retention of earnings at the end of the 2016 fiscal year (considering that it will be approved at the 62nd Annual General Meeting, as established in the third paragraph of article 176 of Law no. 6,404, as of December 15, 1976) will be added to this balance.

The increase of the capital stock hereby proposed will not cause any alteration in the Company’s equity, not generating, therefore, any financial or economic consequences to the company. On the other hand, from the corporate point of view, the capitalization of the retained earnings reflects one of the cases foreseen by their use, as established in the first paragraph of article 196 of Law no. 6,404, as of December 15, 1976. The retention of earnings were used in the Company’s investment programs, having such application of resources not taken into consideration the resources of third parties obtained for this purpose. It is clear therefore the effective use of the Company’s own resources in the following fiscal years, as shown below:

a)	2009	–	R$ 682,275,132.16
b)	2010	–	R$ 732,121,837.84
c)	2011	–	R$1,120,606,044.35
d)	2012	–	R$1,256,564,803.91
d)	2013	–	R$1,604,340,771.64
			R$5,395,908,589.90

In the face of such events, we hereby present the proposal to increase the capital stock of the Company from R$6,910 (six billion, nine hundred and ten million reais) to R$9,746 (nine billion, seven hundred and forty-six million reais).

Once the proposal is approved, such increase in the capital stock will be capitalized without the need for any change in the number of shares, as allowed by the first paragraph of article 169 of Law no. 6,404/1976, what will be followed by the necessary adjustment of the wording of article 4 of the Company’s Bylaws, being such matter described in item 2 of the agenda of this general meeting.

Fiscal Council Report

The members of the Fiscal Council of Companhia Paranaense de Energia - Copel, acting according to their statutory tasks and legal responsibilities, have examined the “Board of Executive Officers’ proposal to increase the capital stock of the Company and to alter article 4 of the Company’s Bylaws”. Such proposal includes the increase in the capital stock from R$6,910,000,000.00 (six billion, nine hundred and ten million reais) to R$9,746,000,000.00 (nine billion, seven hundred and forty-six million reais) through the total capitalization of the retention of earnings from 2008 to 2011 as well as of 0.20% of the capital retention of 2012, for the purpose of internal rounding of numerical values, having such amounts been used in the investment program of the Company. Such application of resources has not taken into consideration the resources of third parties obtained for this purpose. The Fiscal Council members have issued an opinion that such proposal is in compliance with law and the Company’s Bylaws and, therefore, the matter may be submitted to the analysis and approval of the General Shareholders Meeting.

Enclosure I – INFORMATION ABOUT THE BOARD OF OFFICERS’ PROPOSAL TO INCREASE THE COMPANY’S CAPITAL STOCK, AS PRESENTED IN ENCLOSURE 14 OF CVM RULE NO. 481/09

Approvals

This matter was submitted to the analysis and approval of the Board of Executive Officers at its 2218th meeting, held on September 30, 2016; of the Board of Directors at its 159th ordinary meeting, held on October 20, 2016; and of the Audit Committee at its 130th meeting held on October 20, 2016; having also received a favorable opinion from the Fiscal Council in its 370th meeting, held on October 20, 2016.

Voting right

In this item of the agenda, only holders of common shares are entitled to vote.

2. Analysis, discussion and voting on the proposal for alteration of the Company’s Bylaws

Clarifications

The Company set up a work subgroup of corporate governance with the purpose of making the necessary adjustments in the Company’s Bylaws to reflect the changes in the rules and regulations of the Brazilian electric sector and related legislation and their observance.

To advise on the work of such subgroup, which started activities in April/2016, other professionals at Copel were involved, having a legal consultancy company specialized in corporate issues also been contracted to give assistance to the work subgroup, especially in matters related to adjustments and improvements in the Company’s Bylaws, focusing on a) compliance with the state current legislation (internal studies carried out at Copel proved to be necessary to make adjustments in the Company’s Bylaws and revision of the duties and responsibilities of Copel Holding company and of its wholly-owned subsidiaries due to new business opportunities and requirements of the Brazilian electric sector); and b) the improvement of good corporate governance practices and of the company’s performance in sustainability platforms (ISE Bovespa, Dow Jones Sustainability Index, among others).

The internal studies carried out at Copel also showed the importance to prepare the Company i. to qualify for  the State Companies Seal of Governance Distinction, developed and awarded by BM&F Bovespa; ii. to take part in the Ethics Corporate Registry (Cadastro Empresa Pró-Ética), created by the General Comptroller's Office (Controladoria Geral da União - CGU); and iii. to comply with other federal related legislation such as the anti-corruption law.

After conclusion of the first part of the work related to the presentation of the proposal for alteration of the Company’s Bylaws to the state controlling committee (Conselho de Controle de Empresas Estatais - CCEE) in June/2016, the work of the subgroup was interrupted due to the publishing of Law no. 13,303, as of June 30, 2016 (the State Law) and to the need for the company, the CCEE and the Attorney’s Office of the State of Paraná’s (Procuradoria Geral do Estado) analysis of the effects of this new legislation on Copel and of any new adjustments in the Company’s Bylaws and of its related companies.

The studies showed the need to promote adjustments related to the chief offices’ duties registered in the Company’s Bylaws with a view to enabling the restructuring of the company as deemed necessary by the corporate work subgroup. A legal opinion on the matter was drawn up and it included the effects of such restructuring of the company as Law no. 13,303/2016 established a deadline for the implementation of procedures described in the law.

A comparative table describing the current wording of articles and clauses of the Company’s Bylaws with the proposed rewording of such texts and the justification for such alterations was then created.

The proposal to remove from the bylaws the information related to the duties of each chief officer of the company was presented. The proposal included the presentation of such information in the Internal Regulation of the Board of Chief Officers as currently done by other companies. The objective of such change was to update the bylaws and make the process of approval of any alteration in the duties of the company’s chief officers easier and less complex within the company in the future. The proposal includes approval of any future alteration in the duties of the company’s chief officers by the Board of Officers and the Board of Directors.

This measure is supported by clause II of article 142 of Law no. 6,404/1976 (“The Board of Directors is responsible for II. electing and discharging the company’s chief officers as well as prescribing their duties, in accordance with the provisions in the Bylaws”). Therefore, the Company’s Board of Directors shall be responsible for prescribing the duties of the company’s chief officers and approving the Internal Regulation of the Board of Chief Officers, the latter been also included in the CCEE’s bylaws proposal, which contains the description of the duties of each of its chief officers.

The alteration in the presentation of the chief officers’ duties hereby proposed is also supported by the sole paragraph of article 22 of the CCEE’s bylaws proposal, which states that “the duties of each chief officer shall be presented in the Internal Regulation of the Board of Chief Officers, with due approval by the Board of Directors”.

Creation of the new Chief Governance, Risk and Compliance Office

Taking advantage of the process of alteration of the duties of the company’s chief officers in the bylaws and with a view to complying with the dispositions of Law no. 12,846/2013 (the Anticorruption Law), which is ruled by Decree no. 8,420/2015, especifically with relation to governance, risks and compliance, and other regulations on the matter, as duly registered in a report, studies to create a new chief office to deal with those matters started to be carried out within the company, in line with the increasing relevance of such issues at Copel and in the electric sector.

In order to organize such new chief office, we hereby propose to transfer the duties of the Corporate Integrity Coordination Area, a part of the duties of the Corporate Governance Secretary, both subordinated to the company’s CEO, and a part of the Corporate Sustainability Coordination Area of the Chief Institutional Relations Office to the new chief office of the company.

Adjustments of the section of article 4 of the Company’s Bylaws due to the increase in the capital stock

Taking into account the decision made related to item 1 of the present agenda of this General Meeting, we hereby propose the following adjustments in the section of article 4, with the following wording:

~~Article 4 - Underwritten paid up capital is R$ 6,910,000,000.00 (six billion, nine hundred and ten million reais) represented by 273,655,375 (two hundred and seventy-three million, six hundred and fifty-five thousand and three hundred and seventy-five) shares, with no par value, composed of 145,031,080 (one hundred and forty-five million, thirty-one thousand and eighty) ordinary shares, and 128,624,295 (one hundred and twenty-eight million, six hundred and twenty-four thousand and two hundred and ninetyfive) preferred shares, of which 380,291 (three hundred and eighty thousand, two hundred and ninety-one) shares are class “A” shares and 128,244,004 (one hundred twenty-eight million, two hundred forty-four thousand and four) shares are class “B”~~ (current wording)

Article 4 - Underwritten paid up capital is R$ R$9,746,000,000.00 (nine billion, seven hundred and forty-six million reais) represented by 273,655,375 (two hundred and seventy-three million, six hundred and fifty-five thousand and three hundred and seventy-five) shares, with no par value, composed of 145,031,080 (one hundred and forty-five million, thirty-one thousand and eighty) ordinary shares, and 128,624,295 (one hundred and twenty-eight million, six hundred and twenty-four thousand and two hundred and ninetyfive) preferred shares, of which 380,291 (three hundred and eighty thousand, two hundred and ninety-one) shares are class “A” shares and 128,244,004 (one hundred twenty-eight million, two hundred forty-four thousand and four) shares are class “B” (proposed wording)

The remaining alteration proposals in the Company’s Bylaws are described in the following enclosure:

Enclosure –     II a.  THE COMPANY’S BYLAWS HIGHLIGHTING THE ALTERATION PROPOSALS, IN COMPLIANCE WITH ARTICLE 11 OF CVM’s RULE NO. 481/09

II b THE COMPANY’S BYLAWS ALTERATION PROPOSALS WITH DESCRIPTION OF THE CURRENT ARTICLES AND THE NEW PROPOSED ARTICLES AND THE DUE JUSTIFICATIONS FOR THE ALTERATIONS, IN COMPLIANCE WITH ARTICLE 11 OF CVM’s RULE NO. 481/09

Approvals

This matter was submitted to the analysis and approval of the Board of Executive Officers at its 2218th meeting, held on September 30, 2016; having been ratified at its 2220th meeting, held on October 11, 2016, as well as of the Board of Directors at its 159th ordinary meeting, held on October 20, 2016.

Voting right

In this item of the agenda, only holders of common shares are entitled to vote.

3.  Fulfillment of vacancies in the Company’s Board of Directors

Clarifications

Copel’s Board of Directors is a decision-making body, composed of 7 (seven) or 9 (nine) members, Brazilian, shareholders, residing in the country and elected by the General Assembly, pursuant to the Brazilian Corporation Law (Law no. 6,404/76).

The Board of Directors has as its main duty the laying down of the overall strategy for the Company business.

In accordance with Law no. 6,404/1976 (Brazilian Corporation Law), in order to take office, all Board members shall sign a clearance certificate declaring that they are not impeded by any crimes provided for by law from performing business activities, and they shall also execute the Investiture Instrument and the Instruments of Adhesion to the Policies for Disclosure of Material Information and Maintenance of Confidentiality and for Trading of Securities issued by Copel itself, set forth by CVM’s Rule no. 358/2002, through which they undertake to comply with the rules therein.

Additionally, the members of the Board of Directors, in order to take office, shall sign a Management Consent Form as referred in the Corporate Governance Practices of Level 1 Regulation ("Level 1 Regulation") of BM&Fbovespa - Securities, Commodities and Futures Exchange, in compliance with article 30 of the Company’s Bylaws.

Voting right

Copel’s Board of Directors is composed of 9 (nine) members and the board vacancies, due to the end of term of office, are filled as follows:

a)      five are appointed by the State of Paraná, the Company’s main shareholder (only holders of common shares have voting rights);

b)      two are appointed by BNDES Participações S/A - BNDESPAR, as established in the Shareholders’ Agreement signed with the State of Paraná (only holders of common shares have voting rights);

c)      one is appointed by the Company’s employees as established in State Law no. 8,096/85, regulated by the Decree no. 6,343/85 and by the State Law no. 8,681/87 (only holders of common shares have voting rights);

d)      one is appointed by the minority of shareholders in compliance with article 239 of Law no. 6,404/1976 (Brazilian Corporation Law), being the election held separately (the controlling shareholders are not entitled to vote). Only holders of common and preferred shares have voting rights. The candidate elected is the one that obtains the highest representation percentage of the Company’s capital stock, with no minimum limit.

Nomination

Thus, considering that all vacant posts subject to itens “a”, “c” and “d” above were filled and ratified in the 60th Annual General Meeting, of April 23, 2015, BNDES PARTICIPAÇÕES S/A – BNDESPAR, in accordance with the third clause, 3.1, “a” of the Shareholders’ Agreement signed with the State of Paraná, nominates, to fill the vacant position of Board of Director and to complete the 2015-2017 term of office:

•         SANDRA MARIA GUERRA DE AZEVEDO

•         SERGIO EDUARDO WEGUELIN VIEIRA

Enclosure III – ITEMS 12.5 TO 12.10 OF CVM’s REFERENCE FORM (IN COMPLIANCE WITH ITEM 10 OF CVM’S RULE NO. 481/09)

Voting right

In this item of the agenda, only holders of common shares are entitled to vote.

ANEXO I

INFORMAÇÕES RELATIVAS À PROPOSTA DA DIRETORIA PARA O AUMENTO DO CAPITAL, DE ACORDO COM O ANEXO 14 DA INSTRUÇÃO CVM 481/09

1.             Informar valor do aumento e do novo capital social.

Capital Social Atual	R$ 6.910.000.000,00
Valor do Aumento Proposto	R$ 2.836.000.000,00
Capital Social Proposto	R$ 9.746.000.000,00

2.             Informar se o aumento será realizado mediante: (a) conversão de debêntures ou outros títulos de dívida em ações; (b) exercício de direito de subscrição ou de bônus de subscrição; (c) capitalização de lucros ou reservas; ou (d) subscrição de novas ações.

•                O aumento será realizado mediante a capitalização de lucros ou reservas

3.             Explicar, pormenorizadamente, as razões do aumento e suas consequências jurídicas e econômicas.

•                Há retenções de lucros não capitalizadas, mantidas em reserva no patrimônio líquido da Companhia, correspondentes às destinações de lucro dos exercícios de 2008 a 2012; conforme estabelecido no parágrafo primeiro do artigo 196 da Lei nº 6.404, de 15.12.1976, a utilização da reserva de retenção de lucros está prevista em orçamento de capital, previamente aprovado em Assembleia Geral, após ter sido submetido aos órgãos da administração; tais retenções de lucro foram efetivamente utilizadas mediante a aplicação de recursos próprios no programa de investimentos.

•                A capitalização ora proposta não causará alteração no valor do patrimônio líquido da Companhia, não trazendo, portanto, consequências financeiras ou econômicas. Do ponto de vista societário, ao contrário, a capitalização das retenções de lucros é a consequência da aplicação de uma das hipóteses previstas de utilização das mesmas, conforme estabelecido no parágrafo primeiro do artigo 196 da Lei 6.404, de 15.12.1976.  As retenções foram utilizadas no programa de investimentos da Companhia, cujas aplicações, para efeito comparativo, não levam em consideração os recursos de terceiros captados para tal finalidade.

4.              Fornecer cópia do parecer do conselho fiscal, se aplicável.

PARECER DO CONSELHO FISCAL SOBRE A PROPOSTA DA DIRETORIA PARA

AUMENTO DO CAPITAL SOCIAL E ATUALIZAÇÃO DO ARTIGO 4º DO

ESTATUTO SOCIAL DA COMPANHIA

O Conselho Fiscal da Companhia Paranaense de Energia - Copel, no cumprimento das disposições legais e estatutárias, examinou a “Proposta da Diretoria para Aumento do Capital Social e Atualização do Artigo 4º do Estatuto Social da Companhia. A referida proposta contempla o aumento do capital social de R$6.910.000.000,00 (seis bilhões, novecentos e dez milhões de reais) para R$9.746.000.000,00 (nove bilhões, setecentos e quarenta e seis milhões de reais), mediante a incorporação total das retenções de 2008 a 2011, bem como de 0,20% da retenção de 2012, para fins de arredondamento numérico, tendo em vista que esses valores foram utilizadas no programa de investimentos da Companhia, cujas aplicações, para efeito comparativo, não levam em consideração os recursos de terceiros captados para tal finalidade. Por decorrência, o Conselho Fiscal é de parecer que a mencionada proposta está de acordo com as disposições legais e estatutárias vigentes, estando, portanto, em condições de ser submetida à apreciação e consequente deliberação dos Senhores Acionistas.

Curitiba, 20 de outubro de 2016

GEORGE HERMANN RODOLFO TORMIN	NELSON LEAL JUNIOR
MASSAO FABIO OYA	JOÃO CARLOS FLOR JUNIOR

5.              Em caso de aumento de capital mediante subscrição de ações.

•                Não se aplica

6.             Em caso de aumento de capital mediante capitalização de lucros ou reservas

a.             Informar se implicará alteração do valor nominal das ações, caso existente, ou distribuição de novas ações entre os acionistas

•           As ações da Companhia não possuem valor nominal, conforme definido no Art. 4º do seu Estatuto Social.

b.             Informar se a capitalização de lucros ou reservas será efetivada com ou sem modificação do número de ações, nas companhias com ações sem valor nominal

•           Não incorporação das reservas ao capital social não modificará o número de ações.

c.              Em caso de distribuição de novas ações

•           Não se aplica

                                  i.                   Informar o número de ações emitidas de cada espécie e classe

•                Não se aplica

                                ii.                   Informar o percentual que os acionistas receberão em ações

•                Não se aplica

                              iii.                   Descrever os direitos, vantagens e restrições atribuídos às ações a serem emitidas

•                Não se aplica

                               iv.                    Informar o custo de aquisição, em reais por ação, a ser atribuído para que os acionistas possam atender ao art. 10 da Lei 9.249, de 26 de dezembro de 1995

•                Não se aplica

                                 v.                   Informar o tratamento das frações, se for o caso

•                Não se aplica

d.             Informar o prazo previsto no § 3º do art. 169 da Lei 6.404, de 1976

•           Não se aplica

e.             Informar e fornecer as informações e documentos previstos no item 5 acima, quando cabível

•           Não se aplica

7.             Em caso de aumento de capital por conversão de debêntures ou outros títulos de dívida em ações ou por exercício de bônus de subscrição

•                Não se aplica

8.             O disposto nos itens 1 a 7 deste Anexo não se aplica aos aumentos de capital decorrentes de plano de opção, caso em que o emissor deve informar:

•                Não se aplica

a.              data da assembleia geral de acionistas em que o plano de opção foi aprovado

•           Não se aplica

b.              valor do aumento de capital e do novo capital social

•           Não se aplica

c.              número de ações emitidas de cada espécie e classe

•           Não se aplica

d.              preço de emissão das novas ações

•           Não se aplica

e.             cotação de cada uma das espécies e classes de ações do emissor nos mercados em que      são negociadas, identificando:

•           Não se aplica

                                  i.                   cotação mínima, média e máxima de cada ano, nos últimos 3 (três) anos

•                Não se aplica

                                ii.                   cotação mínima, média e máxima de cada trimestre, nos últimos 2 (dois) anos

•                Não se aplica

                              iii.                   cotação mínima, média e máxima de cada mês, nos últimos 6 (seis) meses

•                Não se aplica

                               iv.                   cotação média nos últimos 90 dias

•                Não se aplica

                                 v.                   percentual de diluição potencial resultante da emissão

•                Não se aplica

ANEXO II a

ESTATUTO SOCIAL DA COMPANHIA COM AS ALTERAÇÕES PROPOSTAS EM DESTAQUE, DE ACORDO COM O ART. 11 DA INSTRUÇÃO CVM 481/09

COMPANHIA PARANAENSE DE ENERGIA

ESTATUTO SOCIAL

~~NOC 000100~~

Aprovado e consolidado pela 187ª Assembleia Geral Extraordinária de Acionistas, de 10.10.2013, alterado pela 190ª Assembleia Geral Extraordinária de Acionistas, de 23.04.2015, e pela 193ª Assembleia Geral Extraordinária de Acionistas, de 20.12.2016.

CNPJ: 76.483.817/0001-20
Inscr. Est.: 10.146.326-50
NIRE: 41300036535
Registro CVM: 1431-1
Registro SEC ON: 20441B308
Registro SEC PNB: 20441B407
Registro LATIBEX PNB: 29922
Rua Coronel Dulcídio, 800
Curitiba - Paraná - Brasil
CEP: 80420-170
e-mail: copel@copel.com
Web site: http://www.copel.com
Fone: (41) 3310-5050
Fax: (41) 3331-4145

SUMÁRIO

Seção IV       DAS NORMAS COMUNS AOS MEMBROS DO
CONSELHO DE ADMINISTRAÇÃO  E

ANEXOS:

I.         ALTERAÇÕES  ESTATUTÁRIAS

II.        EVOLUÇÃO DO CAPITAL

III.I.    LEGISLAÇÃO  ~~ESTADUAL (LEIS 1.384/53, 7.227/79 e 11.740/97)~~

IV.I.          ~~LEGISLAÇÃO ESTADUAL (DECRETO Nº 14.947/54)~~

~~V.~~III.         ~~LEGISLAÇÃO FEDERAL (DECRETO Nº 37.399/55)~~

CONVENÇÕES:

AG: ASSEMBLEIA GERAL

AGE: ASSEMBLEIA GERAL EXTRAORDINÁRIA

JUCEPAR: JUNTA COMERCIAL DO ESTADO DO PARANÁ

DOE PR: DIÁRIO OFICIAL DO ESTADO DO PARANÁ

DOU: DIÁRIO OFICIAL DA UNIÃO

Observação:  O texto original arquivado na Jucepar, sob o nº 17.340 (atual 41300036535),  em 16.06.1955, e publicado no DOE PR de 25.06.1955.

Capítulo I - Da Denominação, Sede, Fins e Duração

Art. 1º         A Companhia Paranaense de Energia, abreviadamente "Copel", é uma sociedade de economia mista por ações, de capital aberto, destinada a:

a)        pesquisar e estudar, dos pontos de vista técnico e econômico, quaisquer fontes de energia provendo soluções para o desenvolvimento com sustentabilidade;

b)        pesquisar, estudar, planejar, construir e explorar a produção, a transformação, o transporte, o armazenamento, a distribuição e o comércio de energia, em qualquer de suas formas, principalmente a elétrica, de combustíveis e de matérias-primas energéticas;

c)        estudar, planejar, projetar, construir e operar barragens e seus reservatórios, bem como outros empreendimentos, visando ao aproveitamento múltiplo das águas;

d)        prestar serviços de informações e assistência técnica, quanto ao uso racional da energia, a iniciativas empresariais que visem à implantação e desenvolvimento de atividades econômicas de interesse para o desenvolvimento do Estado; e

e)        desenvolver atividades na área de transmissão de informações eletrônicas, comunicações e controles eletrônicos, de telefonia celular, e outras atividades de interesse para a Copel e para o Estado do Paraná, ficando autorizada para estes fins e para os previstos nas alíneas “b” e “c”, a participar, majoritária ou minoritariamente, de consórcios ou companhias com empresas privadas.

§ 1º   A Companhia reger-se-á pelo presente Estatuto Social e pela legislação aplicável;

§ 2º   Para execução das atividades referidas neste artigo e das demais atividades necessárias à consecução dos fins sociais, a Companhia poderá participar de outras sociedades, observada a legislação aplicável; e

§ 3º   com a admissão da Companhia no segmento especial de listagem da BM&FBOVESPA – Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”), denominado Nível 1 de Governança Corporativa, sujeitam-se a Companhia, seus acionistas, Administradores e membros do Conselho Fiscal, às disposições do Regulamento de Listagem do Nível 1 (“Regulamento do Nível 1”).

Art. 2º         A Companhia tem sede e foro na cidade de Curitiba, à Rua Coronel Dulcídio nº 800, podendo, entretanto, a critério da Diretoria, criar ou extinguir filiais, agências ou escritórios, nesta mesma cidade ou em qualquer outra parte do território nacional ou estrangeiro.

Art. 3º         É indeterminado o prazo de duração da Companhia.

CAPÍTULO II - DO CAPITAL E DAS AÇÕES

Art. 4º          O capital social integralizado é de R$9.746.000.000,00 (nove bilhões, setecentos e quarenta  e  seis  milhões  de  reais),  representado  por  273.655.375  (duzentos  e setenta e três milhões, seiscentos e cinquenta e cinco mil e trezentas e setenta e cinco) ações, sem valor nominal, sendo 145.031.080 (cento e quarenta e cinco milhões, trinta e um mil e oitenta) ações ordinárias e 128.624.295  (cento e vinte e oito milhões, seiscentos e vinte e quatro mil, duzentas e noventa e cinco) ações preferenciais  e, destas,  380.291  (trezentos  e oitenta  mil,  duzentas  e noventa  e  uma)  são  ações  classe  “A”  e  128.244.004  (cento  e  vi nte  e  oi to  m il hões,  duz entos e  quarenta  e  quatro  mil  e  quatro)  são  ações  classe  “B”.  ~~O capital social integralizado é  de  R$  6.910.000.000,00   (seis  bilhões,  novecentos  e  dez  milhões  de  reais),~~

~~representado por 273.655.375 (duzentos e setenta e três milhões, seiscentos e cinquenta  e cinco mil e trezentas  e setenta  e cinco)  ações,  sem valor nominal, sendo 145.031.080  (cento e quarenta  e cinco milhões,  trinta e um mil e oitenta) ações ordinárias e 128.624.295  (cento e vinte e oito milhões, seiscentos e vinte e quatro  mil,  duzentas  e noventa  e  cinco)  ações  preferenciais  e destas  380.291  (trezentos   e   oi tenta   m il ,   duzentas   e   noventa   e   uma)   são   ações   cl asse   “A”   e 128.244.004  (cento  e vinte  e oito  milhões,  duzentas  e quarenta  e quatro  mil e quatro) são  ações  cl asse  “B”.~~

§1º    O capital social poderá ser aumentado, mediante deliberação do Conselho de Administração e independentemente de reforma estatutária, até o limite de 500.000.000 (quinhentos milhões) de ações.

§ 2º   Os aumentos de capital poderão ser efetuados com a emissão de ações preferenciais classe “B”, sem guardar proporção com as classes existentes ou com as ações ordinárias, respeitando o limite estabelecido no parágrafo 2º do artigo 15 da Lei nº 6.404/76.

§ 3º   As emissões de ações, bônus de subscrição, debêntures ou outros títulos mobiliários, até o limite do capital autorizado, poderão ser aprovadas com exclusão do direito de preferência, nos termos do artigo 172 da Lei nº 6.404/76.

§ 4º   As debêntures poderão ser simples ou conversíveis em ações nos termos do artigo 57 da Lei nº 6.404/76.

Art. 5º         As ações serão nominativas.

Art. 6º         As ações preferenciais não terão direito a voto e serão de classes “A” e “B”.

§ 1º   As ações preferenciais classe “A” terão prioridade na distribuição de dividendos mínimos de 10% (dez por cento) ao ano, a ser entre elas rateados igualmente, calculados com base no capital próprio a esta espécie e classe de ações, integralizado até 31 de dezembro do ano findo.

§ 2º   As ações preferenciais classe “B” terão prioridade na distribuição de dividendos mínimos, a serem entre elas rateados igualmente, correspondentes à parcela do valor equivalente a, no mínimo, 25% (vinte e cinco por cento) do lucro líquido, ajustado de acordo com o artigo 202 e seus parágrafos da Lei nº 6.404/76, calculada proporcionalmente ao capital próprio a esta espécie e classe de ações, integralizado até 31 de dezembro do ano findo.

§ 3º   Os dividendos assegurados pelo parágrafo anterior às ações preferenciais classe “B” serão prioritários apenas em relação às ações ordinárias e somente serão pagos à conta dos lucros remanescentes depois de pagos os dividendos prioritários das ações preferenciais classe “A”.

§ 4º   O dividendo a ser pago por ação preferencial, independente de classe, será, no mínimo, 10% (dez por cento) superior ao que for atribuído a cada ação ordinária, conforme o disposto no inciso II do parágrafo 1º do artigo 17 da Lei nº 6.404/76, com a redação determinada pela Lei nº 10.303, de 31.10.2001.

§ 5º   As ações preferenciais adquirirão o direito de voto se, pelo prazo de 3 (três) exercícios consecutivos, não lhes forem pagos os dividendos mínimos a que fazem jus na forma dos parágrafos 1º, 2º e 3º deste artigo, observado o disposto em seu parágrafo 4º.

Art. 7º  A Companhia poderá emitir títulos múltiplos de ações e cautelas que provisoriamente os representem. É facultada ao acionista a substituição de títulos simples de suas ações por títulos múltiplos, bem como converter, a todo tempo, estes naqueles, correndo por conta do interessado as despesas de conversão.

§ 1º   As ações preferenciais classe “A” poderão ser convertidas em ações preferenciais classe “B”, vedada a conversão destas ações naquelas e a conversão de quaisquer ações preferenciais em ações ordinárias e vice-versa.

§ 2º   Fica a Companhia autorizada a, mediante deliberação do Conselho de Administração, implantar o sistema de ações escriturais, a serem mantidas em contas de depósito, em instituição financeira autorizada.

§ 3º   A Companhia poderá, mediante autorização do Conselho de Administração, adquirir suas próprias ações, observadas as normas estabelecidas pela Comissão de Valores Mobiliários.

Art. 8º         Nas Assembleias Gerais, cada ação ordinária dará direito a um voto.

Capítulo III - Da Administração

Seção I

Art. 9º         A Companhia será administrada pelo Conselho de Administração e pela Diretoria.

Art. 10        A representação da Companhia é privativa da Diretoria.

Seção II

Do Conselho De Administração

Art. 11        O Conselho de Administração será composto de 07 (sete) ou 09 (nove) membros, brasileiros, acionistas, residentes no País, eleitos pela Assembleia Geral, podendo dele fazer parte 02 (dois) Secretários de Estado e o Diretor Presidente da Companhia.

§ 1º   Integrará obrigatoriamente o Conselho de Administração um empregado da Companhia, escolhido e indicado pelos demais na forma da legislação estadual pertinente.

§ 2º   Os membros do Conselho de Administração terão mandato unificado de 02 (dois) anos, podendo ser reeleitos.

§ 3º   No mínimo três membros do Conselho de Administração comporão o Comitê de Auditoria da Copel, o qual será regulado por regimento interno específico.

Art. 12        O Presidente do Conselho de Administração será indicado pelo acionista controlador, sendo substituído, em suas ausências e impedimentos, pelo Conselheiro escolhido por seus pares.

Art. 13        No caso de renúncia, ou vaga, no Conselho de Administração, os membros remanescentes designarão um substituto até que se realize a Assembleia Geral para preencher a vaga.

Art. 14        O Conselho de Administração reunir-se-á ordinariamente de três em três meses e extraordinariamente sempre que necessário, obedecida a convocação por seu Presidente, por carta, telegrama, fax ou e-mail, com antecedência mínima de 72 horas, funcionando com a presença de maioria simples de seus membros.

Art. 15        Compete ao Conselho de Administração:

I.          fixar a orientação geral dos negócios da Companhia;

II.         eleger, destituir, aceitar renúncia, substituir Diretores da Companhia e fixar-lhes as atribuições, na forma do presente Estatuto Social;

III.       fiscalizar a gestão dos Diretores, examinar livros, documentos e atos obrigacionais da Companhia, como facultado em Lei;

IV.          convocar, por seu Presidente ou Secretário Executivo, a Assembleia Geral;

V.         dirigir, aprovar e revisar o plano anual dos trabalhos de auditoria interna, dos processos de negócio e da gestão da Companhia;

VI.       manifestar-se sobre o relatório da administração e as contas da Diretoria;

VII.       autorizar o lançamento e aprovar a subscrição de novas ações, na forma do § 2º do artigo 4º deste Estatuto Social, fixando todas as condições de emissão;

VIII.        estabelecer critérios para a alienação e/ou cessão em comodato de bens do ativo permanente, a constituição de ônus reais e a prestação de garantias, quando o valor da operação ultrapassar a 2% (dois por cento) do patrimônio líquido e receber relatório da Diretoria sempre que o valor acumulado dessas operações atingir 5% (cinco por cento), na forma do artigo 20, inciso IX, deste Estatuto Social;

IX.       escolher e destituir auditores independentes;

X.      decidir sobre outros casos que lhe forem submetidos pela Diretoria ou determinados pela Assembleia Geral;

XI.    estabelecer critérios para a participação da Companhia em outras sociedades, recomendando a aprovação dessa participação pela Assembleia de acionistas quando for o caso, bem como fiscalizar as atividades pertinentes a tais participações;

XII.       deliberar sobre a organização das sociedades das quais a Companhia participe;

XIII.        deliberar sobre a cessação da participação da Companhia em outras sociedades; e

XIV.       organizar os serviços de secretaria necessários ao apoio de suas atividades, que também colaborarão com a atuação do Conselho Fiscal, a critério deste, e por seu Presidente, designar e requisitar empregados da Companhia para exercê-los.

Parágrafo único: Serão arquivadas no Registro do Comércio e publicadas as atas das reuniões do Conselho de Administração que contiverem deliberações destinadas a produzir efeitos perante terceiros.

Art. 16        Compete ao Presidente do Conselho de Administração conceder licença a seus membros, presidir as reuniões, dirigir os trabalhos e proferir, além do voto pessoal, o de qualidade. As licenças do Presidente serão concedidas pelo Conselho.

Seção III

Da Diretoria

Art. 17        A Companhia  terá  uma  Diretoria  composta  de  ~~05~~  06  (seis~~cinco~~)  Diretores  com funções  executivas,  ~~acionistas  ou não,~~  todos  residentes  no País,  brasileiros  ou maioria de brasileiros, eleitos  e destituíveis   pelo Conselho de Administração,  com mandato de  ~~03~~  02  (~~três~~dois)  anos,  permitidas,  no máximo, 03 (três) reconduções consecutivas~~podendo ser  reeleitos~~,  sendo:  01  (um)  Diretor  Presidente;  01  (um) Diretor de Gestão Empresarial; 01 (um) Diretor de Finanças e de Relações com Investidores;  01  (um)  Diretor   Jurídico  e   de  Relações  Institucionais;   ~~e~~  01  (um) Diretor de Desenvolvimento  de Negócios; e 01 (um) Diretor de Governança, Riscos e Compliance. A Companhia poderá ter, ainda, 01 (um) Diretor Adjunto.

                     Parágrafo  único:  As  atribuições  individuais  de  cada  diretor  serão  fixadas  no Regimento Interno da Diretoria, aprovado pelo Conselho de Administração.

Art. 18        Nos casos de impedimento temporário ou licença de qualquer membro da Diretoria, o Diretor Presidente poderá designar, para substituí-lo, outro Diretor.

Art. 19        Em caso de falecimento, renúncia ou impedimento definitivo de qualquer membro da Diretoria, caberá ao Conselho de Administração, dentro de 30 (trinta) dias da ocorrência da vaga, eleger o substituto, que completará o mandato do substituído. Até que se realize a eleição, poderá a Diretoria designar um substituto provisório. A eleição, contudo, poderá ser dispensada, se a vaga ocorrer no ano em que deva terminar o mandato da Diretoria então em exercício.

Art. 20        São atribuições e deveres da Diretoria:

I.          gerir todos os negócios da Companhia, a fim de se buscar o desenvolvimento com sustentabilidade, para o que ficará investida de todos os poderes que a legislação e este Estatuto Social lhe conferem, considerando-se a Companhia obrigada pela assinatura conjunta de 02 (dois) Diretores, sendo um deles o Presidente;

II.         organizar o regulamento dos serviços internos da Companhia;

III.       determinar a orientação dos trabalhos e negócios da Companhia, ouvindo o Conselho de Administração, quando couber;

IV.       decidir sobre a criação e extinção de cargo ou função, fixar remunerações e organizar o Regulamento do Pessoal da Companhia;

V.        distribuir e aplicar o lucro apurado na forma estabelecida neste Estatuto Social;

VI.       cumprir o Estatuto Social da Companhia e as deliberações da Assembleia Geral e do Conselho de Administração;

VII.      resolver os casos extraordinários, inclusive questões de conflitos de interesses entre Diretorias;

VIII.    resolver todos os negócios da Companhia que não forem da competência privativa da Assembleia Geral ou do Conselho de Administração;

IX.       recomendar ao Conselho de Administração a aquisição de bens imóveis, assim como a alienação, cessão em comodato ou oneração de quaisquer bens pertencentes ao patrimônio da Companhia e a prestação de garantias, quando tais operações forem de valor superior a 2% (dois por cento) do patrimônio líquido e deliberar quando forem de valor inferior a esse limite, além de encaminhar relatório a todos os membros do Conselho de Administração e do Conselho Fiscal sempre que o valor acumulado dessas operações atingir 5% (cinco por cento);

X.        fazer-se presente, através de seu Presidente ou Diretor por ele designado, à Assembleia Geral Ordinária;

XI.       conceder licença a seus membros;

XII.      negociar e firmar instrumentos de gestão com as sociedades referidas no § 6º deste artigo;

XIII.    indicar os diretores e os membros dos conselhos de administração e dos conselhos fiscais das sociedades previstas no § 6º deste artigo, e em todas aquelas em que a Companhia ou suas Subsidiárias Integrais tenham ou venham a ter participação societária;

XIV.    deliberar sobre a participação da Companhia em novos empreendimentos, participações em leilões e exploração de quaisquer fontes de energia e submetê-las ao Conselho de Administração, quando for o caso, conforme competência estabelecida no inciso XI do artigo 15 deste Estatuto Social; e

XV.     promover a adoção de medidas que visem integração e sinergia entre as diversas áreas da Companhia e de suas Subsidiárias Integrais.

§ 1º   As atribuições decorrentes das competências constantes dos artigos 21 a 26 deste Estatuto Social poderão ser definidas ou detalhadas pelo Conselho de Administração, pelo Presidente da Companhia ou ainda por normas aprovadas pela Diretoria em colegiado.

§ 2º   Poderá qualquer dos Diretores representar individualmente a Companhia, na celebração de convênios e em operações de comodato, locação e aquisição de bens e serviços, observadas normas internas aprovadas pela Diretoria, facultando-se-lhes, para tanto, constituir mandatários dentre empregados da Companhia.

§ 3º   A Companhia poderá constituir procuradores com poderes especiais e expressos para atos e operações especificados, e bem assim procuradores com poderes "ad negotia" para assinar quaisquer documentos de responsabilidade da Companhia, especificada no instrumento a duração do mandato.

§ 4º   Sem prejuízo do disposto no art. 21, inciso III, deste Estatuto Social, a representação da Companhia em juízo, em depoimento pessoal, poderá também ser exercida por advogado ou por outro empregado designado pelo Diretor Presidente.

§ 5º   As deliberações da Diretoria serão tomadas por maioria de votos dos Diretores com funções executivas. Se, porém, da deliberação tomada divergir o Diretor Presidente, poderá este, sustando os efeitos daquela, apelar, em 05 (cinco) dias, para o Conselho de Administração.

§ 6º   As atividades relativas à geração de produtos e serviços, inerentes ao objeto social da Companhia e de competência da Diretoria, serão executadas por sociedades nas quais a Companhia participe, que terão as seguintes atribuições:

a)      planejar, organizar, coordenar, comandar e controlar o negócio da Companhia sob sua responsabilidade;

b)     obter os resultados técnicos, mercadológicos e de rentabilidade acordados com a Diretoria por intermédio dos instrumentos de gestão; e

c)      atender às diretrizes da Companhia, especialmente as administrativas, técnicas, financeiras e contábeis, bem como às condições definidas nos respectivos instrumentos de gestão.

§ 7º      O Conselho de Administração das Subsidiárias Integrais será composto por 03 (três) membros, contendo, no mínimo, o Diretor Presidente da respectiva Subsidiária Integral e 01 (um) Diretor da Companhia.

§8º    ~~Compete   ao  Diretor  de  Finanças  e  de  Relações   com  Investidores   daCompanhiaexercera funçãodeDiretordeFinançasdasSubsidiáriasIntegrais~~OsDiretoresexercerãoseuscargosnaCompanhia,sendopermitidoo exercícioconcomitantee nãoremuneradoemcargosdeConselhodeAdministraçãodassubsidiáriasintegrais.

Art. 21          Compete ao Diretor Presidente:

I.         dirigir e liderar a Companhia;~~coordenar os trabalhos da Diretoria;~~

~~II.        superintender e dirigir os negócios da Companhia;~~

~~III.~~II.   representar a Companhia, ativa e passivamente, em Juízo ou fora dele,  e, de modo geral, em suas relações com terceiros, podendo para tal constituir procuradores,  bem  como  designar  e autorizar  prepostospodendo  constituir para  este  fim,  procurador  com  poderes  especiais,  inclusive  com  poderes para  receber  citações  iniciais  e  notificações,  observado  o  disposto  neste estatuto;

III.      representar  a Companhia  de modo geral, em suas relações  com terceiros, em Assembleias Gerais de acionistas das sociedades controladas e/ou coligadas,  podendo  para tal indicar um Diretor ou constituir  um procurador, bem como designar e autorizar prepostos;

IV.      dirigir e acompanhar os trabalhos dos Diretores;

V.   convocar e presidir as reuniões da Diretoria;

VI. conceder licenças aos demais membros da Diretoria;

VII. resolver  questões  de conflitos  de interesses  ou conflitos  de  competências entre Diretores;

VIII. zelar para o atingimento das metas da Companhia,  estabelecidas  de acordo com as orientações  gerais da Assembleia  Geral e do Conselho  de Administração;

IX. assinar  os  documentos  de  responsabilidade   da  Companhia,  observado  o disposto neste estatuto;

~~IV.~~I.    ~~assinar  os  documentos  de  responsabilidade   da  Companhia,  observado  o disposto no artigo 20, inciso I, e § 2º;~~

~~V.~~X.    apresentar  à Assembleia  Geral Ordinária  o relatório anual dos negócios  da Companhia, ouvido o Conselho de Administração;

~~VI~~.~~I.    exercer as funções de Secretário Executivo do Conselho de Administração;~~

VII.~~I.   dirigir e coordenar os assuntos relacionados:~~

~~a)  ao planejamento  empresarial  integrado  e à gestão integrada  do desempenho empresarial;~~

~~b)a) à auditoria interna; e~~

~~c)a) à    Governança    Corporativa    abrangendo    registros    societários    e comunicação oficial dos Diretores da Companhia e de suas Subsidiárias Integrais.~~

~~VIII.I.  definir políticas, diretrizes e coordenar as atividades referentes ao marketing e   comunicação   corporativos   da   Companhia   e   das   suas   Subsidiárias Integrais.~~

~~Art. 22         Compete ao Diretor de Gestão Empresarial:~~

~~I.        definir políticas  e diretrizes,  promovendo  a aplicação  na Companhia  e nas~~

~~Subsidiárias Integrais, referentes:~~

~~a)    à    gestão    de    pessoas,    abrangendo,     provimento     de    pessoal, administração de recursos humanos, plano de cargos e carreiras, remuneração  e  benefícios,  medicina  ocupacional,  segurança  do trabalho, serviço social, treinamento e desenvolvimento profissional, relações trabalhistas e sindicais.~~

~~b)a) à logística de serviços e de suprimentos;~~

~~c)a) à segurança empresarial;~~

~~d)a) à tecnologia da informação; e~~

~~e)a) ao desenvolvimento  organizacional.~~

~~II.I.     coordenar  e promover  as relações  entre a Companhia  e suas Subsidiárias~~

~~Integrais com a Fundação Copel.~~

~~Art. 23         Compete ao Diretor de Finanças e de Relações com Investidores:~~

~~I.        dirigir e coordenar os assuntos relativos a gestão e planejamento econômico, financeiro, tributário, contábil, orçamentário, de seguros patrimoniais e de aplicações  e investimentos  no mercado financeiro da Companhia  e de suas Subsidiárias Integrais;~~

~~II.I.    representar a Companhia em suas relações com a Comissão de Valores Mobiliários - CVM e Securities and Exchange Commission  - SEC, acionistas, investidores, Bolsas de Valores, Banco Central do Brasil e demais órgãos ou entidades atuantes no mercado de capitais nacional e internacional;~~

~~III.I.   definir as diretrizes econômico-financeiras que norteiem as atividades de aquisição e participação  da Companhia  e de suas Subsidiárias  Integrais em negócios de seu interesse;~~

~~IV.I.    prover  os  recursos  financeiros   necessários   à  operação  e  expansão   da Companhia e de suas Subsidiárias Integrais;~~

~~V.I.     dirigir e coordenar as atividades de controladoria  econômica nos negócios e nas  participações   da  Companhia  e  de  suas  Subsidiárias  Integrais  e  de gestão de riscos corporativos; e~~

~~VI.I.    propor  à Diretoria  os  aportes  de  capital  nas  Subsidiárias  Integrais  e nas sociedades   e  nos  consórcios   de  que   participe   a  Companhia   e  suas Subsidiárias Integrais.~~

~~Art. 24         Compete ao Diretor de Relações Institucionais:~~

~~I.        dirigir  e  coordenar  as  relações  político-institucionais da  Companhia  e  de suas Subsidiárias Integrais com organismos governamentais  e privados;~~

~~II.I.     definir e coordenar  as políticas  e diretrizes,  no âmbito da Companhia  e de suas Subsidiárias  Integrais e participações  societárias,  relacionadas  à aplicação e ao desenvolvimento  de estratégias referentes aos Assuntos Regulatórios Corporativos, bem como realizar o conjunto de atividades decorrentes;~~

~~III.I.    coordenar as atividades de ouvidoria;~~

~~IV.I.    definir e coordenar as políticas e diretrizes referentes à assistência jurídica e à defesa dos interesses da Companhia e de suas Subsidiárias Integrais;~~

~~V.I.     prover a assistência  jurídica e a defesa dos interesses  da Companhia  e de suas Subsidiárias Integrais, no âmbito dos direitos societário, trabalhista, tributário  e administrativo,  sendo  que,  quanto  a este  último,  somente  em matérias  a serem  submetidas  a exame  ou  processo  decisório  de competência da Administração da Companhia;~~

~~VI.I.    definir  e  coordenar   as  políticas  e  diretrizes   relacionadas   aos  assuntos socioambientais  e de cidadania empresarial para a Companhia e suas Subsidiárias Integrais; e~~

~~VII.I.   dirigir   e   coordenar    os   assuntos    relacionados    à   sustentabilidade    e responsabilidade  social na Companhia e nas suas Subsidiárias Integrais.~~

~~Art. 25         Compete ao Diretor de Desenvolvimento  de Negócios:~~

~~I.        dirigir e coordenar a prospecção de negócios em atividades relacionadas ao objeto social da Companhia e alinhados ao seu planejamento estratégico;~~

~~II.I.     dirigir   e   coordenar   a   realização   das   análises   de   viabilidade   técnica, econômico-financeira, jurídica, regulatória, fundiária e socioambiental  dos negócios referidos no inciso anterior;~~

~~III.I.    dirigir e coordenar as negociações e a estruturação de parcerias necessárias ao desenvolvimento dos negócios, bem como a respectiva negociação de contratos e documentos societários;~~

~~IV.I.    coordenar a participação da Companhia em leilões de negócios;~~

~~V.I.     dirigir os estudos relativos ao planejamento da expansão do setor de energia nas áreas de geração e de transmissão;~~

~~VI.I.    propor   à  Diretoria   as  matérias   referentes   ao  exercício   de  direito   de preferência nas sociedades  e nos consórcios de que participe a Companhia e suas Subsidiárias Integrais;~~

~~VII.I.   definir políticas  e diretrizes  referentes  à pesquisa,  ao desenvolvimento  e à inovação   (P&D+I)   em   todos   os   negócios   da   Companhia   e  de   suas Subsidiárias  Integrais  em  estrita  consonância  com  o  planejamento estratégico;~~

~~VIII.I.  coordenar  as análises  e propor  à Diretoria  os processos  de alienação  de participações  detidas  pela Companhia  e suas Subsidiárias  Integrais, observado o disposto na legislação e regulamentação  vigentes;~~

~~IX.I.    coordenar,  no âmbito  da Companhia  e de suas  Subsidiárias  Integrais,  as negociações   que  envolvam   a  constituição,   a  alteração   e  a  gestão  de documentos  societários  das controladas  e coligadas,  bem como nos consórcios de que participe a Companhia e suas Subsidiárias Integrais;~~

~~X.I.     acompanhar  e supervisionar  a gestão e o desenvolvimento  das controladas e coligadas da Companhia e suas Subsidiárias Integrais, dentro dos critérios de boa governança corporativa e zelar pelo cumprimento  de seus planos de negócios, observado o disposto neste Estatuto Social; e~~

~~XI.I.    coordenar  as  análises  e  propor  à  Diretoria  as  declarações  de  voto  nas Assembleias  Gerais das sociedades  e nos consórcios  dos quais participe a Companhia e suas Subsidiárias Integrais.~~

~~Art. 26         Compete ao Diretor Adjunto exercer as atribuições que lhe forem especificamente estabelecidas nos termos deste Estatuto Social.~~

SEÇÃO IV

DAS NORMAS COMUNS AOS MEMBROS DO CONSELHO DE ADMINISTRAÇÃO E AOS

MEMBROS DA DIRETORIA

Art. 2~~7~~2      Os administradores  apresentarão, no início e no fim da gestão, declaração de bens na forma da Lei.

Art. 2~~8~~3      A  remuneração   dos  Administradores   será  fixada  anualmente  pela  Assembleia Geral  Ordinária,  podendo  ser alterada  por decisão  da Assembleia  Geral Extraordinária.

Art. 2~~9~~4      Os cargos  de Presidente  do Conselho  de Administração  e de Diretor Presidente não poderão ser acumulados pela mesma pessoa.

Art.  ~~30~~25    Os membros  do Conselho  de Administração  e da Diretoria  serão  investidos  em seus  respectivos  cargos  mediante  assinatura  de  “Termo  de  Posse”,  em  livro próprio, e de “Termo de Anuência dos Administradores” a que se refere o “Regulamento do Nível 1” da BM&FBOVESPA.

CAPÍTULO IV - DO CONSELHO FISCAL

Art.  ~~31~~26      A Companhia terá um Conselho Fiscal composto de 05 (cinco) membros efetivos e 05 (cinco) suplentes, acionistas ou não, eleitos anualmente pela Assembleia Geral.

Art.  27~~32~~    O Conselho  Fiscal funcionará  permanentemente  e se reunirá quando  convocado por seu Presidente.

Parágrafo único: O Presidente do Conselho Fiscal será eleito por seus pares.

Art.  28~~33~~      Os   membros   do   Conselho   Fiscal   perceberão   a   remuneração   fixada   pela Assembleia que os eleger, observado o mínimo legal.

Art.  29~~34~~    O  Conselho  Fiscal  funcionará  com  as  atribuições  e  competências,   deveres  e responsabilidades  estabelecidos em Lei.

CAPÍTULO V - DA ASSEMBLEIA GERAL

Art.  ~~35~~30    A Assembleia  Geral  constituir-se-á  pelos  acionistas  regularmente  convocados  e formando  número  legal,  os  quais  assinarão  Livro  de  Presença,  observadas  as demais disposições legais.

Art.  ~~36~~31    A Assembleia  Geral  reunir-se-á  ordinariamente  dentro  dos 04 (quatro)  primeiros meses de cada ano, em dia, lugar e hora previamente  marcados,  nos termos da Lei, e extraordinariamente, quando convocada.

Parágrafo único: A Assembleia Geral será instalada pelo Presidente do Conselho de Administração  ou, na sua ausência  e impedimento,  por outro  Conselheiro,  e dirigida pelo Diretor Presidente ou por um acionista escolhido, na ocasião, pelos acionistas presentes. Para compor a mesa diretora dos trabalhos, o Presidente da Assembleia  convidará,  dentre os presentes,  um ou dois acionistas  para servirem como Secretários.

Art.  ~~37~~32    Os acionistas  poderão  fazer-se  representar  por procuradores  que preencham  os requisitos legais.

Art.  ~~38~~33    A convocação  será feita com observância  da antecedência  mínima de 30 (trinta) dias da data da realização da Assembleia Geral e, à falta de quórum de instalação, far-se-á   segunda   convocação   com   antecedência   mínima   de   08  (oito)   dias, anunciadas as convocações pela imprensa, e os documentos relativos à respectiva pauta serão disponibilizados  aos Acionistas na mesma data da convocação.

Art.  ~~39~~34    O quórum  de instalação  de Assembleias  Gerais,  bem como o das deliberações, serão aqueles determinados na legislação vigente.

CAPÍTULO VI - DO EXERCÍCIO SOCIAL

Art.  ~~40~~35    Em 31 de dezembro de cada ano, a Companhia  encerrará o seu exercício social, ocasião em que serão levantados o Balanço Geral e demais demonstrações financeiras exigidas em Lei, observando-se, quanto aos resultados, as seguintes regras:

I.         do resultado  do exercício serão deduzidos,  antes de qualquer  participação, os prejuízos acumulados e a provisão para o imposto de renda;

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II.       do lucro do exercício,  5% (cinco por cento) serão aplicados  na constituição da Reserva Legal, que não excederá 20% (vinte por cento) do capital social;

III.     a Companhia poderá registrar como reserva os juros sobre investimentos, realizados  mediante  a utilização  de capital  próprio,  nas  obras  em andamento; e

IV.     outras reservas poderão ser constituídas pela Companhia, na forma e limites legais.

§ 1º   Os acionistas  têm direito  de receber  como dividendo  obrigatório,  em cada exercício, no mínimo 25% (vinte e cinco por cento) do lucro líquido, ajustado de acordo com o art. 202 e seus parágrafos da Lei nº 6.404/76, calculado conforme estabelecido no art. 6º e seus parágrafos deste Estatuto Social.

§ 2º   O dividendo não será obrigatório no exercício social em que a Administração informar à Assembleia Geral Ordinária, com parecer do Conselho Fiscal, ser ele incompatível com a situação financeira da Companhia.

§ 3º   Os  lucros  que  deixarem  de  ser  distribuídos  nos  termos  do  §  2º  serão registrados como reserva especial e, se não absorvidos por prejuízos em exercícios  subsequentes,   deverão  ser  distribuídos  tão  logo  o  permita  a situação financeira da Companhia.

§ 4º   Na forma da lei, serão submetidos  ao Tribunal de Contas do Estado, até o dia 30 de abril de cada ano, os documentos da administração relativos ao exercício social imediatamente anterior.

Art.  ~~41~~36    A  Companhia  poderá  levantar  balanços  semestrais  e  a  Administração   poderá antecipar  a distribuição  de dividendos  intermediários,  "ad referendum"  da Assembleia Geral.

CAPÍTULO VII - DISPOSIÇÕES GERAIS E TRANSITÓRIAS

Art.  ~~42~~37    A dissolução e a liquidação da Companhia far-se-ão de acordo com o que dispuser a Assembleia Geral, obedecidas as prescrições legais a respeito.

Art.  ~~43~~38    Na hipótese de retirada de acionistas  ou de fechamento  de capital, o montante  a ser  pago  pela  Companhia   a  título  de  reembolso   pelas  ações  detidas  pelos acionistas que tenham exercido direito de retirada, nos casos autorizados por lei, deverá corresponder  ao valor econômico  de tais ações, a ser apurado de acordo com o procedimento de avaliação aceito pela Lei nº 6.404/76, sempre que tal valor for inferior ao valor patrimonial.

Art.  ~~44~~39      A regra referente  ao prazo de mandato  dos membros  da Diretoria previsto neste Estatuto  será aplicada  a partir do mandato  iniciado  após a publicação  da Lei nº13.303/2016, por força da adaptação preconizada em seu art. 91.~~As competências da Diretoria de Desenvolvimento  de Negócios, referidas nos incisos IX, X e XI do artigo 25 deste Estatuto Social serão atribuídas a eventual Subsidiária Integral que venha a ser constituída com o objetivo de deter a participação em sociedades controladas, coligadas e consórcios.~~

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ANEXO II b

PROPOSTA DE ALTERAÇÃO COM DESCRIÇÃO DOS ARTIGOS ATUAIS E DOS ARTIGOS PROPOSTOS E AS JUSTIFICATIVAS DA ALTERAÇÃO, DE ACORDO COM O ART. 11 DA INSTRUÇÃO CVM 481/09

Artigo atual	Artigo Proposto	Justificativa

Art. 4º O capital social integralizado é de R$6.910.000.000,00 (seis bilhões, novecentos e dez milhões de reais), representado por 273.655.375 (duzentos e setenta e três milhões, seiscentos e cinquenta e cinco mil e trezentas e setenta e cinco) ações, sem valor nominal, sendo 145.031.080 (cento e quarenta e cinco milhões, trinta e um mil e oitenta) ações ordinárias e 128.624.295 (cento e vinte e oito milhões, seiscentos e vinte e quatro mil, duzentas e noventa e cinco) ações preferenciais e destas 380.291 (trezentos e oitenta mil, duzentas e noventa e uma) são ações classe “A” e 128.244.004 (cento e vinte e oito milhões, duzentas e quarenta e quatro mil e quatro) são ações classe “B”.

Art. 4º - O capital social integralizado é de R$9.746.000.000,00 (nove bilhões, setecentos e quarenta e seis milhões de reais), representado por 273.655.375 (duzentos e setenta e três milhões, seiscentos e cinquenta e cinco mil e trezentas e setenta e cinco) ações, sem valor nominal, sendo 145.031.080 (cento e quarenta e cinco milhões, trinta e um mil e oitenta) ações ordinárias e 128.624.295 (cento e vinte e oito milhões, seiscentos e vinte e quatro mil, duzentas e noventa e cinco) ações preferenciais e, destas, 380.291 (trezentos e oitenta mil, duzentas e noventa e uma) são ações classe “A” e 128.244.004 (cento e vinte e oito milhões, duzentos e quarenta e quatro mil e quatro) são ações classe “B”.

Ajuste decorrente da aprovação do aumento de capital em função de incorporação de reservas.

Art. 17 A Companhia terá uma Diretoria composta de 05 (cinco) Diretores com funções executivas, acionistas ou não, todos residentes no País, brasileiros ou maioria de brasileiros, eleitos pelo Conselho de Administração, com mandato de 03 (três) anos, podendo ser reeleitos, sendo: 01 (um) Diretor Presidente; 01 (um) Diretor de Gestão Empresarial; 01 (um) Diretor de Finanças e de Relações com Investidores; 01 (um) Diretor de Relações Institucionais; e 01 (um) Diretor de Desenvolvimento de Negócios. A Companhia poderá ter, ainda, 01 (um) Diretor Adjunto.

Art. 17 A Companhia terá uma Diretoria composta de 06 (seis) Diretores com funções executivas, todos residentes no País, brasileiros ou maioria de brasileiros, eleitos e destituíveis pelo Conselho de Administração, com mandato de 02 (dois) anos, permitidas, no máximo, 3 (três) reconduções consecutivas, sendo: 01 (um) Diretor Presidente; 01 (um) Diretor de Gestão Empresarial; 01 (um) Diretor de Finanças e de Relações com Investidores; 01 (um) Diretor Jurídico e de Relações Institucionais; 01 (um) Diretor de Desenvolvimento de Negócios e; 01 (um) Diretor de Governança, Risco e Compliance. A Companhia poderá ter, ainda, 01 (um) Diretor Adjunto.

Ajuste nos termos do art. 19 do Estatuto Modelo Conselho de Controle das Empresas Estaduais - CCEE e do art. 13, inciso VI, da Lei 13.303/2016 - Lei das Estatais.

Ajuste de denominação na Diretoria de Relações Institucionais e criação de novo cargo de Diretor de Governança, Risco e Compliance.

NOVO	Parágrafo único. As atribuições individuais de cada diretor serão fixadas no Regimento Interno da Diretoria, aprovado pelo Conselho de Administração.

Ajuste nos termos do Art. 22, § único, do Estatuto Modelo Conselho de Controle das Empresas Estaduais - CCEE, e redação sugerida com base em benchmarking de empresas destaque no mercado e no setor elétrico

As atribuições passarão a compor o regimento interno da Diretoria, conforme proposta aprovada pelo Conselho de Administração.

Art. 20 (...)	Art. 20 (...)
§8º Compete ao Diretor de Finanças e de Relações com Investidores da Companhia exercer a função de Diretor de Finanças das Subsidiárias Integrais.	§ 8º Os Diretores exercerão seus cargos na Companhia, sendo permitido o exercício concomitante e não remunerado em cargos de Conselho de Administração das subsidiárias integrais.	Redação ajustada com base em benchmarking de empresas destaque no mercado e no setor elétrico.

Artigo atual	Artigo Proposto	Justificativa
Art. 21 Compete ao Diretor Presidente:	Art. 21 Compete ao Diretor Presidente:
I. dirigir e coordenar os trabalhos da Diretoria;	I. dirigir e liderar a Companhia;	Ajuste nos termos do Art. 19, §1º, I, do Estatuto Modelo Conselho de Controle das Empresas Estaduais - CCEE e alinhamento da redação ao Código Melhores Práticas de Governança Corporativa IBGC
II. superintender e dirigir os negócios da Companhia	Item renumerado para o item IV e ajustada a redação.

III.     representar a Companhia, ativa e passivamente, em Juízo ou fora dele, e, de modo geral, em suas relações com terceiros, podendo para tal constituir procuradores, bem como designar e autorizar prepostos;

II.      representar a Companhia, ativa e passivamente, em juízo ou fora dele, podendo constituir para esse fim, procurador com poderes especiais, inclusive com poderes para receber citações iniciais e notificações, observado o disposto neste estatuto;

Ajuste nos termos do Art. 19, §1º, II, do Estatuto Modelo Conselho de Controle das Empresas Estaduais - CCEE e alinhamento da redação ao Manual de Recomendações Estatutárias IBGC, Item 7.2
Item novo

III.     representar a Companhia de modo geral, em suas relações com terceiros, em Assembleias Gerais de acionistas das sociedades controladas e/ou coligadas, podendo para tal indicar um Diretor ou constituir um procurador, bem como designar e autorizar prepostos;

Redação ajustada com base em benchmarking de empresas destaque no mercado e no setor elétrico.
IV. assinar os documentos de responsabilidade da Companhia, observado o disposto no artigo 20, inciso I, e § 2º;	Item renumerado para item IX e ajustada a redação.
	IV. dirigir e acompanhar os trabalhos dos Diretores.	Ajuste nos termos do Art. 19, §1º, III, do Estatuto Modelo Conselho de Controle das Empresas Estaduais - CCEE.
Item novo	V. convocar e presidir as reuniões da Diretoria;	Ajuste nos termos do Art. 19, §1º, IV, do Estatuto Modelo Conselho de Controle das Empresas Estaduais - CCEE e alinhamento da redação ao Manual de Recomendações Estatutárias IBGC, Item 7.2

Artigo atual	Artigo Proposto	Justificativa
Item novo	I. conceder licenças aos demais membros da Diretoria	Ajuste nos termos do Art. 19, §1º, V, do Estatuto Modelo Conselho de Controle das Empresas Estaduais - CCEE.
Item novo	II. resolver questões de conflitos de interesses ou conflitos de competências entre Diretores;	Ajuste nos termos do Art. 19, §1º, VI, do Estatuto Modelo Conselho de Controle das Empresas Estaduais - CCEE.
Item novo	III. zelar para o atingimento das metas da Companhia, estabelecidas de acordo com as orientações gerais da Assembleia Geral e do Conselho de Administração;	Alinhamento da redação ao Manual de Recomendações Estatutárias IBGC, Item 7.2
	IV. assinar os documentos de responsabilidade da Companhia, observado o disposto neste estatuto;	Ajuste de redação
I. apresentar à Assembleia Geral Ordinária o relatório anual dos negócios da Companhia, ouvido o Conselho de Administração;	V. apresentar à Assembleia Geral Ordinária o relatório anual dos negócios da Companhia, ouvido o Conselho de Administração;
II. exercer as funções de Secretário Executivo do Conselho de Administração;

Item excluído e atribuição a ser definida no Regimento Interno do CAD - As reuniões do Conselho de Administração serão secretariadas por quem o seu presidente indicar e todas as deliberações constarão de ata lavrada e registrada em livro próprio, devendo ser encaminhada uma cópia ao Estado, por intermédio do Conselho de Controle das Empresas Estaduais - CCEE, no prazo estabelecido na legislação pertinente.

III. dirigir e coordenar os assuntos relacionados:	Item excluído em consequência de as atribuições individuais de cada diretor passar a ser estabelecidas em Regimento Interno da Diretoria, aprovado pelo Conselho de Administração.

Artigo atual	Artigo Proposto	Justificativa
Arts. 22 a 26	Artigos excluídos
Seção IV - Das normas comuns aos membros do Conselho de Administração e aos membros da Diretoria	Seção IV - Das normas comuns aos membros do Conselho de Administração e aos membros da Diretoria
Arts. 27 a 30	Artigos renumerados para 22 a 25
Capítulo IV - Do Conselho Fiscal	Capítulo IV - Do Conselho Fiscal
Arts. 31 a 34	Artigos renumerados para 26 a 29
Capítulo V - Da Assembleia Geral	Capítulo IV - Do Conselho Fiscal
Arts. 35 a 39	Artigos renumerados para 30 a 34
Capítulo VI - Do Exercício Social	Capítulo VI - Do Exercício Social
Arts. 40 e 41	Artigos renumerados para 35 e 36
Capítulo VII - Disposições Gerais e Transitórias
Arts. 42 e 43	Artigos renumerados para 37 e 38
Art. 44

Artigo renumerado para 39 e alterado para a seguinte redação:

Art. 39 A regra referente ao prazo de mandato dos membros da Diretoria previsto neste Estatuto será aplicada a partir do mandato iniciado após a publicação da Lei nº 13.303/2016, por força da adaptação preconizada em seu art. 91.

Inclusão de Regra de Transição para adaptação à Lei 13.303/2016 - Lei das Estatais

ESCLARECIMENTOS

O subgrupo executivo de governança, criado pela Circular-069/2015, tem a função de adequar o estatuto social da Companhia às mudanças propostas pelos demais grupos daquela Circular, com observância às normas e regulamentos setoriais e demais legislações pertinentes.

Para assessorar os trabalhos desse subgrupo, iniciados em abril/2016, outros profissionais da Companhia foram convocados, bem como foi contratada assessoria jurídica com especialidade societária para colaborar no desenvolvimento do trabalho, tendo em vista a necessidade de, além das alterações decorrentes dos estudos do Grupo de Trabalho da Circular-069/2015, promover melhorias e ajustes nos estatutos das empresas Grupo Copel, contemplando o cumprimento do disposto na atual legislação estadual, estudos internos que apresentaram necessidade de ajuste, inclusive estatutário, e de revisão das atribuições e das responsabilidades das unidades da Copel (Holding) e de suas subsidiárias integrais decorrentes das novas oportunidades e exigências observadas no setor elétrico, como também melhorias no âmbito das boas práticas de governança corporativa e de desempenho da Companhia em questionários e plataformas de sustentabilidade (ISE Bovespa, DJSI, entre outras).

Adicionalmente, os estudos consideraram a preparação da Companhia para habilitação ao selo Destaque em Governança de Estatais, desenvolvido pela BM&F Bovespa, ao Cadastro Empresa PRÓ-ÉTICA, criado pela Controladoria-Geral da União (CGU), e demais legislações pertinentes publicadas em âmbito federal, como a Lei Anticorrupção.

Concluída a primeira etapa de submissão da proposta de alteração estatutária ao órgão controlador estadual (Conselho de Controle de Empresas Estatais - CCEE), em junho/2016, houve a interrupção do andamento dos trabalhos em função da publicação da Lei nº 13.303, de 30.06.2016, (Lei das Estatais) e da necessidade de análise por parte da Companhia, do CCEE e da Procuradoria Geral do Estado - PGE, dos efeitos dessa nova legislação sobre a Companhia e das eventuais necessidades de novos ajustes e inclusões nos estatutos sociais das empresas do Grupo Copel.

Entendida a necessidade de se promover, ao menos, os ajustes estatutários nas atribuições das Diretorias, para que possam permitir arranjos na atual estrutura da Companhia refletindo as melhorias e obrigatoriedades apresentadas pelo Grupo, foi emitido parecer jurídico específico sobre o assunto, esclarecendo sobre os efeitos de tal mudança no momento, uma vez que a Lei nº 13.303 estabelece prazo para implantação das normativas previstas naquele documento legal.

Superada essa etapa, chegou-se à proposta de ajustes das atribuições das diretorias, apresentada em quadro que traz comparativamente a redação atual do estatuto e a redação proposta, bem como respectivas justificativas para essas alterações.

Especificamente em relação à apresentação dessas atribuições no Estatuto Social, surgiu a proposta de se suprimir a descrição das atribuições de cada Diretor do documento, transferindo-as, em detalhes, ao Regimento Interno da Diretoria da Holding, como muitas empresas já vem fazendo. Essa medida tem o objetivo de modernizar e deixar o estatuto mais leve, evitando que alterações de atribuições de Diretores, por menores que sejam, tenham que passar todas as vezes por todo o fluxo de aprovação de alteração estatutária (Redir, CAD, Assembleia), podendo ser alteradas por aprovação da Diretoria e do Conselho de Administração.

Além disso, a medida adotada, como se tem visto em diversos estatutos no mercado, encontra respaldo no artigo 142, inciso II, da Lei 6.404/76  ("Compete ao conselho de administração: (...) II - eleger e destituir os diretores da companhia e fixar-lhes as atribuições, observado o que a respeito dispuser o estatuto"). Assim, passará a ser responsabilidade do Conselho de Administração "fixar atribuições dos Diretores" e "aprovar o Regimento da Diretoria da Holding" (esta inclusive já consta no Modelo de Estatuto CCEE), documento no qual estarão descritas em detalhes as atribuições de cada Diretor.

Tal alteração na forma de apresentação das atribuições também encontra respaldo no art. 22, parágrafo único do Modelo de Estatuto CCEE ("As atribuições individuais de cada diretor serão fixadas no Regimento Interno da Diretoria, aprovado pelo Conselho de Administração").

Criação da nova Diretoria de Governança, Risco e Compliance

Aproveitando esse movimento no sentido de proceder à atualização estatutária das atribuições das diretorias e orientados pelas exigências trazidas pela Lei nº 12.846/2013 (Lei Anticorrupção), regulamentada pelo Decreto nº 8.420/2015, especificamente em relação ao tema governança, riscos e conformidade, e demais regulamentações pertinentes sobre o tema, exposto em relatório circunstanciado, deu-se início, também, a estudos para criação de Diretoria específica para cuidar do assunto, devido a sua crescente e essencial importância tanto no âmbito da Companhia como no mercado em que ela está inserida.

Para composição dessa nova Diretoria, propõe-se transferir atribuições da Coordenação de Integridade Corporativa e parte das atribuições da Secretaria de Governança Corporativa, ambas da Presidência, e parte das atribuições da Coordenação de sustentabilidade Empresarial da Diretoria de Relações Institucionais.

ANEXO III

ITENS 12.5 A 12.10 DO FORMULÁRIO DE REFERÊNCIA, DE ACORDO COM O ART. 10 DA INSTRUÇÃO CVM 481/09

12.5 / 6 - Composição e experiência profissional da administração e do conselho fiscal

INDICADOS PELO BNDESPAR PARA O CONSELHO DE ADMINISTRAÇÃO

PARA COMPLETAR O MANDATO 2015/2017

a. Nome	b. Data de nascimento	c. Profissão	d. CPF ou nº passaporte	e. Cargo eletivo ocupado
Sandra Guerra	27/4/1955	Administradora de empresas	947.562.798-72	Membro do Conselho de Administração
f. Data de eleição	g. Data da posse	h. Prazo do mandato	i. outros cargos ou funções exercidos no emissor	j. Se foi eleito pelo controlador ou não
20/10/2016	20/10/2016	abr 2015 a abr 2017	Não exerceu cargos e funções no emissor	Não
k. se é membro independente e, caso positivo, qual foi o critério utilizado pelo emissor para determinar a independência
Sim, nos termos da regra 10A-3 do Securities Exchange Act
l. Número de mandatos consecutivos		Observação:		Percentual de participação nas reuniões:
0 (zero)		Mandato 2015/2017

m. informações sobre:

i. principais experiências profissionais durante os últimos 5 anos, indicando: nome e setor de atividade da empresa, cargo e se a empresa integra (i) o grupo econômico do emissor ou (ii) é controlada por acionista do emissor que detenha participação, direta ou indireta, igual ou superior a 5% de uma mesma classe ou espécie de valor mobiliário do emissor

Grupo Solvi (2011-2013), Coteminas S.A. (2007-2012), International Corporate Governance Network - ICGN (2001-2004), Mundomedia S.A. (2000-2002), Instituto Brasileiro de Governança Corporativa - IBGC (1995-2001); Membro: do Nomination Committee (2012-2015) no ICGN, do ICGN Principles Revision Committee (2009), dos Congressos Anuais ICGN (2007-2009), do ICGN Award Committee (2006-2007), Membro: do Comitê Internacional (2009-2012), do Comitê de Governança Corporativa (2008) e do Comitê de Certificação (2008-2009) no IBGC; Coordenadora: do Comitê de Organização e Pessoas do Grupo Itapemirim (2010-2013), da Companies Circle Governança Corporativa na América Latina (2005-2012), do Congresso Anual ICGN, no Rio de Janeiro (2002-2004), do Comitê 10 anos IBGC 10 (2005) e do Comitê do Congresso Anual (2001-2003-2007); Presidente do Award Committee do ICGN (2008-2010); Membro do Conselho Consultivo do Grupo Itapemirim (2009-2013) e da InVent (2002-2003); Diretora de Marketing da CPM S.A. (2000-2005); Country Manager do Institute for International Research do Brasil - IIR (1996-1999); Sócia e Consultora Sênior da Paradygma Marketing e Comunicação(1991-1996); Sócia-Diretora da Mútua Assessoria de Comunicação (1982-1991); Jornalista em emissoras de rádio e televisão (1975-1987).

ii. indicação de todos os cargos de administração que ocupe em outras sociedades ou organizações do terceiro setor

Presidente do Conselho de Administração do Instituto Brasileiro de Governança Corporativa - IBGC (2012-2016); Membro do Conselho de Administração de diversas empresas, quais sejam: International Integrated Reporting (2012-2016), Membro do Conselho de Administração da Vix Logística S.A. (desde 2015); Sócia Diretora da Better Governance Consulting Services (desde 2005)

n. descrição de qualquer dos seguintes eventos que tenham ocorrido durante os últimos 5 anos
i. qualquer condenação criminal	Não há qualquer condenação
ii. qualquer condenação em processo administrativo da CVM e as penas aplicadas	Não há qualquer condenação
iii. qualquer condenação transitada em julgado, na esfera judicial ou administrativa, que o tenha suspendido ou inabilitado para a prática de uma atividade profissional ou comercial qualquer	Não há qualquer condenação

a. Nome	b. Data de nascimento	c. Profissão	d. CPF ou nº passaporte	e. Cargo eletivo ocupado
Sergio Eduardo Weguelin Vieira	27/07/1955	Economista	483.591.067-20	Membro do Conselho de Administração
f. Data de eleição	g. Data da posse	h. Prazo do mandato	i. outros cargos ou funções exercidos no emissor	j. Se foi eleito pelo controlador ou não
20/10/2016	20/10/2016	abr 2015 a abr 2017	Não exerceu cargos e funções no emissor	Não
k. se é membro independente e, caso positivo, qual foi o critério utilizado pelo emissor para determinar a independência
Sim, nos termos da regra 10A-3 do Securities Exchange Act
l. Número de mandatos consecutivos		Observação:		Percentual de participação nas reuniões:
0 (zero)		Mandato 2015/2017

m. informações sobre:

i. principais experiências profissionais durante os últimos 5 anos, indicando: nome e setor de atividade da empresa, cargo e se a empresa integra (i) o grupo econômico do emissor ou (ii) é controlada por acionista do emissor que detenha participação, direta ou indireta, igual ou superior a 5% de uma mesma classe ou espécie de valor mobiliário do emissor

Sócio da BRZ Investimentos (2013-2015); Diretor da Comissão de Valores Mobiliários - CVM (2004-2008); Superintendente na área de meio ambiente (2009-2013), Chefe no Departamento de Mercado de Capitais e no Departamento de Desenvolvimento de Novos Produtos (2002-2004) e (2000-2001), respectivamente, no BNDES; Superintendente no BNDESPAR (1995-2000); Membro: do Conselho de Administração da Amata e do Terminal de Granéis de Santa Catarina - TGSC, do Comitê de Sustentabilidade da Fibria, da Câmara de Derivativos da BM&Fbovespa; Representante do Projeto Brazilian Excellence in Securities Transactions - Best, iniciativa da CVM, do Banco Central do Brasil, da BM&FBovespa e da Anbid.

ii. indicação de todos os cargos de administração que ocupe em outras sociedades ou organizações do terceiro setor	Diretor de Investimentos da Fundação de Assistência e Previdência Social do Banco Nacional de Desenvolvimento Econômico e Social - BNDES - Fapes (2015-2016);
n. descrição de qualquer dos seguintes eventos que tenham ocorrido durante os últimos 5 anos
i. qualquer condenação criminal	Não há qualquer condenação
ii. qualquer condenação em processo administrativo da CVM e as penas aplicadas	Não há qualquer condenação
iii. qualquer condenação transitada em julgado, na esfera judicial ou administrativa, que o tenha suspendido ou inabilitado para a prática de uma atividade profissional ou comercial qualquer	Não há qualquer condenação

12.7 / 8 - Composição dos comitês estatutários e dos comitês de auditoria, financeiro e de remuneração

•         Não se aplica aos membros ora indicados

12.9 - Existência de relação conjugal, união estável ou parentesco até o 2º grau relacionadas a administradores do emissor, controladas e controladores

•         Não se aplica aos membros ora indicados

12.10 - Relações de subordinação, prestação de serviço ou controle entre administradores e controladas, controladores e outros

•         Não se aplica aos membros ora indicados

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 25, 2016

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Luiz Fernando Leone Vianna
Luiz Fernando Leone Vianna Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.